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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  ----------

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)

                                 MERCOM, INC.
                               (Name of Issuer)

                                 COMMON STOCK
                                $1.00 PAR VALUE
                        (Title of Class of Securities)

                                  ----------

                                   58935D109
                                (Cusip Number)

                             CABLE MICHIGAN, INC.
                      (Name of Persons Filing Statement)

                              John D. Filipowicz
                       Senior Vice President, Assistant
                          General Counsel & Assistant
                                   Secretary
                             CABLE MICHIGAN, INC.
                              105 Carnegie Center
                          Princeton, New Jersey 08540
                            Tel No.: (609) 734-3700
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                                August 11, 1998
            (Date of Event which Requires Filing of this Statement)

                                  ----------
               If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule
13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following:  [ ]
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
                                                                 SCHEDULE 13D

CUSIP No.  58935D109                                                                         Page 2 of 9 Pages

     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Cable Michigan, Inc.

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                     (a) [ ]
                                                                                                     (b) [x]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS*
           00

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)       [ ]
           N/A

     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           Pennsylvania

                                             7    SOLE VOTING POWER
                  NUMBER OF SHARES                2,964,250 (See Item 5)
             BENEFICIALLY OWNED BY EACH
                REPORTING PERSON WITH        8    SHARED VOTING POWER
                                                  0 (See Item 5)

                                             9    SOLE DISPOSITIVE POWER
                                                  0 (See Item 5)

                                            10    SHARED DISPOSITIVE POWER
                                                  2,964,250 (See Item 5)

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,964,250

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                [ ]
           SHARES*

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           61.92%

    14     TYPE OF REPORTING PERSON*
           CO

                                          *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (9-88) 2 of 7
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               The following information amends the Schedule 13D dated October
10, 1997, as previously amended (as amended, the "Schedule 13D").

               Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such Term in the Schedule 13D.

           Item 2.  Identity and Background.

               The response set forth in Item 2 of the Schedule 13D is hereby amended and supplemented by the following information:

               Information as to each executive officer and director of Cable Michigan is set forth in Schedule A attached hereto, and such Schedule is incorporated herein by reference.

               During the last five years, none of the Level 3 Companies nor, to the best knowledge of the Level 3 Companies, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Item 4.  Purpose of Transaction.

               The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by the following information.

               On July 15, 1998, Avalon Cable of Michigan Inc. ("Old Merger Sub"), a Delaware Corporation and a wholly owned subsidiary of Buyer, assigned its rights and obligations under the Merger Agreement to Avalon Cable of Michigan, Inc, a Pennsylvania corporation ("Merger Sub"). Also, on July 15, 1998, the Company and Buyer amended and restated the Merger Agreement to make certain immaterial changes thereto (the Merger Agreement as amended from time to time is hereinafter referred to as the "Merger Agreement").

               Following the proposal (the "Proposal") of Cable Michigan to the Board of Directors of the Company that Cable Michigan acquire all shares of Common Stock not owned by Cable Michigan for $11.00 per share in cash, the Company formed a special committee (the "Special Committee") composed of members of the Company's Board of Directors unaffiliated with Cable Michigan to review the Proposal. The Special Committee retained a financial advisor to assist it in its review of the Proposal. Following a series of discussions between the Special Committee's financial advisor and Buyer, on August 11, 1998, Buyer authorized Cable Michigan to increase the price of its Proposal to $12.00 per share. Accordingly, on August 11, 1998, Cable Michigan, Buyer and Merger Sub entered into Amendment No. 2 to the Merger Agreement, which increased the price at which Cable Michigan is permitted to purchase the minority interest in the Company to $12.00 per share. Buyer has stated that the $12.00 price is the highest it will authorize. On August 11, 1998, Cable Michigan increased its proposed purchase price to $12.00 per share. The Special Committee will review the revised Proposal and is expected to reach a decision by the week of September 7, 1998. Cable Michigan's revised Proposal is subject to the execution of mutually satisfactory definitive documentation, receipt of all required approvals and other customary conditions. There can be no assurances that any transaction will take place.

          Item 7.  Material to be Filed as Exhibits.

               The response set forth in Item 7 of the Schedule 13D is hereby supplemented with the following information:

               Exhibit 7: Amendment No. 2, dated as of August 11, 1998 to the Agreement and Plan of Merger dated as of June 3, 1998 as amended and restated July 15, 1998 among Cable Michigan, Merger Sub, and Buyer.


                                  SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 13, 1998

                                       CABLE MICHIGAN, INC.



                                       By:  /s/John D. Filipowicz
                                           --------------------------
                                           Name:   John D. Filipowicz
                                           Title:  Senior Vice President
                                                   Assistant General Counsel &
                                                   Assistant Secretary



                                                                    SCHEDULE A

            DIRECTORS AND EXECUTIVE OFFICERS OF CABLE MICHIGAN INC.

               The name, business address, citizenship, title, and present principal occupation or employment of each of the directors and executive officers of Cable Michigan, Inc. are set forth below.

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
                                                                                     Principal Occupation or
       Name and Office Held               Business Address         Citizenship             Employment
------------------------------------  --------------------------  ----------------  --------------------------

David C. McCourt                      105 Carnegie Center              USA          Chairman,
Chairman, Chief                       Princeton, NJ 08540                           Chief Executive
Executive Officer,                                                                  Officer, Cable
Director                                                                            Michigan;
                                                                                    Chairman, Chief
                                                                                    Executive Officer, RCN

Mark Haverkate                        105 Carnegie Center              USA          President & Chief
President & Chief                     Princeton, NJ 08540                           Operating Officer,
Operating Officer,                                                                  Cable Michigan;
Director                                                                            Executive Vice
                                                                                    President, RCN

Timothy J. Stoklosa                   105 Carnegie Center              USA          Executive Vice
Executive Vice President              Princeton, NJ 08540                           President & Chief
& Chief Financial Officer,                                                          Financial Officer, Cable
Director                                                                            Michigan; Senior Vice
                                                                                    President & Treasurer,
                                                                                    RCN

Bruce C. Godfrey                      105 Carnegie Center              USA          Secretary, Cable
Secretary, Director                   Princeton, NJ 08540                           Michigan; Executive
                                                                                    Vice President & Chief
                                                                                    Financial Officer, RCN

John J. Gdovin                        105 Carnegie Center              USA          Senior Vice President,
Senior Vice President                 Princeton, NJ 08540                           Cable Michigan; Senior
                                                                                    Vice President,
                                                                                    Operations, RCN

John D. Filipowicz                    105 Carnegie Center              USA          Senior Vice President,
Senior Vice President                 Princeton, NJ 08540                           Assistant General
                                                                                    Counsel and Assistant
                                                                                    Secretary, RCN &
                                                                                    Cable Michigan

Ralph S. Hromisin                     105 Carnegie Center              USA          Vice President & Chief
Vice President                        Princeton, NJ 08540                           Accounting Officer,
                                                                                    Cable Michigan; Senior
                                                                                    Vice President, Chief
                                                                                    Accounting Officer,
                                                                                    RCN

James J. Saile                        105 Carnegie Center              USA          Vice President of
Vice President                        Princeton, NJ 08540                           Taxation, Cable
                                                                                    Michigan & RCN

Mark Dineen                           105 Carnegie Center              USA          Senior Vice President
Vice President                        Princeton, NJ 08540                           Cable Michigan &
                                                                                    Mercom

Jeffrey Decker                        105 Carnegie Center              USA          Controller, Cable
Controller                            Princeton, NJ 08540                           Michigan

Raymond B. Ostroski                   261 Harris Hill Road             USA          Former General
Director                              Shavertown, PA                                Counsel; Executive
                                                                                    Vice President C-TEC

Frank M. Henry                        293 Old River Road               USA          Chairman, Frank Martz
Director                              Wilkes-Barre, PA 18703                        Coach Company

David C. Mitchell                     3627 Loggerhead Court            USA          Retired Corporate
Director                              Seabrook Island, SC                           Executive Vice
                                      29955                                         President, President of
                                                                                    the Telephone Group
                                                                                    and Director, Rochester
                                                                                    Telephone Corporation

Daniel E. Knowles                     1 F Place                        USA          Retired Vice President
Director                              Gouldsboro, PA 18424                          of Personal and
                                                                                    Administration,
                                                                                    Grumman Corp.

R. Douglas Bradbury,                  3555 Farnam Street               USA          Executive Vice
Director                              Omaha, NE 68131                               President, CFO, Level 3
                                                                                    Communications, Inc.


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